UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

MIDDLEBROOK PHARMACEUTICALS, INC.
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(Name of Issuer)

Common Stock, $0.01 par value
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(Title of Class of Securities)

596087106

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(CUSIP Number)

Marc D. Hauser
Equity Group Investments, L.L.C.
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
312-466-3281
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 4, 2008

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(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

_____________________________________________________________________________

1.      Name of Reporting Persons.

EGI-MBRK, L.L.C.

_____________________________________________________________________________

2.      Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]

(b) [_]

_____________________________________________________________________________

3.      SEC Use Only

_____________________________________________________________________________

4.      Source of Funds (See Instructions)
WC

_____________________________________________________________________________

5.      Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.      Citizenship or Place of Organization

Delaware

_____________________________________________________________________________

NUMBER OF          7.      Sole Voting Power – 0
SHARES
BENEFICIALLY      8.      Shared Voting Power – 42,424,242 (1)

OWNED BY
EACH           9.      Sole Dispositive Power - 0
REPORTING
PERSON      10.      Shared Dispositive Power - 42,424,242 (1)
WITH

_____________________________________________________________________________

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

42,424,242 (1)

_____________________________________________________________________________

12.      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.      Percent of Class Represented by Amount in Row (11)

43.1% (2)

_____________________________________________________________________________

14.      Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

(1) Represents (i) 30,303,030 shares of Common Stock and (ii) a warrant to purchase 12,121,212 shares of Common Stock, as further described below
(2) Calculated based on 98,507,162 shares of Common Stock, representing (i) 56,082,920 shares of Common Stock outstanding on September 4, 2008, based on information provided by the Issuer; (ii) 30,303,030 shares of Common Stock issued pursuant to the 2008 Share Purchase Agreement described below; and (iii) 12,121,212 shares of Common Stock issuable upon exercise of the Warrant issued pursuant to the 2008 Share Purchase Agreement described below.

_____________________________________________________________________________

1.      Name of Reporting Persons.

EGI-Fund (08-10) Investors, L.L.C.

_____________________________________________________________________________

2.      Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]

(b) [_]

_____________________________________________________________________________

3.      SEC Use Only

_____________________________________________________________________________

4.      Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.      Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.      Citizenship or Place of Organization

Cayman Islands

_____________________________________________________________________________

NUMBER OF          7.      Sole Voting Power – 0
SHARES
BENEFICIALLY      8.      Shared Voting Power – 42,424,242 (1)

OWNED BY
EACH           9.      Sole Dispositive Power - 0
REPORTING
PERSON      10.      Shared Dispositive Power - 42,424,242 (1)
WITH

_____________________________________________________________________________

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

42,424,242 (1)

_____________________________________________________________________________

12.      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.      Percent of Class Represented by Amount in Row (11)

43.1% (2)

_____________________________________________________________________________

14.      Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

(1) Represents (i) 30,303,030 shares of Common Stock and (ii) a warrant to purchase 12,121,212 shares of Common Stock, as further described below
(2) Calculated based on 98,507,162 shares of Common Stock, representing (i) 56,082,920 shares of Common Stock outstanding on September 4, 2008, based on information provided by the Issuer; (ii) 30,303,030 shares of Common Stock issued pursuant to the 2008 Share Purchase Agreement described below; and (iii) 12,121,212 shares of Common Stock issuable upon exercise of the Warrant issued pursuant to the 2008 Share Purchase Agreement described below.

_____________________________________________________________________________

1.      Name of Reporting Persons.

SZ Investments, L.L.C.

_____________________________________________________________________________

2.      Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]

(b) [_]

_____________________________________________________________________________

3.      SEC Use Only

_____________________________________________________________________________

4.      Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.      Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.      Citizenship or Place of Organization
Delaware

_____________________________________________________________________________

NUMBER OF          7.      Sole Voting Power – 0
SHARES
BENEFICIALLY      8.      Shared Voting Power – 42,424,242 (1)

OWNED BY
EACH           9.      Sole Dispositive Power - 0
REPORTING
PERSON      10.      Shared Dispositive Power - 42,424,242 (1)
WITH

_____________________________________________________________________________

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

42,424,242 (1)

_____________________________________________________________________________

12.      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.      Percent of Class Represented by Amount in Row (11)

43.1% (2)

_____________________________________________________________________________

14.      Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

(1) Represents (i) 30,303,030 shares of Common Stock and (ii) a warrant to purchase 12,121,212 shares of Common Stock, as further described below
(2) Calculated based on 98,507,162 shares of Common Stock, representing (i) 56,082,920 shares of Common Stock outstanding on September 4, 2008, based on information provided by the Issuer; (ii) 30,303,030 shares of Common Stock issued pursuant to the 2008 Share Purchase Agreement described below; and (iii) 12,121,212 shares of Common Stock issuable upon exercise of the Warrant issued pursuant to the 2008 Share Purchase Agreement described below.

_____________________________________________________________________________

1.      Name of Reporting Persons.

Chai Trust Company, LLC

_____________________________________________________________________________

2.      Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]

(b) [_]

_____________________________________________________________________________

3.      SEC Use Only

_____________________________________________________________________________

4.      Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.      Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.      Citizenship or Place of Organization

Illinois

_____________________________________________________________________________

NUMBER OF          7.      Sole Voting Power – 0
SHARES
BENEFICIALLY      8.      Shared Voting Power – 42,424,242 (1)

OWNED BY
EACH           9.      Sole Dispositive Power - 0
REPORTING
PERSON      10.      Shared Dispositive Power - 42,424,242 (1)
WITH

_____________________________________________________________________________

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

42,424,242 (1)

_____________________________________________________________________________

12.      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.      Percent of Class Represented by Amount in Row (11)

43.1% (2)

_____________________________________________________________________________

14.      Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

(1) Represents (i) 30,303,030 shares of Common Stock and (ii) a warrant to purchase 12,121,212 shares of Common Stock, as further described below
(2) Calculated based on 98,507,162 shares of Common Stock, representing (i) 56,082,920 shares of Common Stock outstanding on September 4, 2008, based on information provided by the Issuer; (ii) 30,303,030 shares of Common Stock issued pursuant to the 2008 Share Purchase Agreement described below; and (iii) 12,121,212 shares of Common Stock issuable upon exercise of the Warrant issued pursuant to the 2008 Share Purchase Agreement described below.

ITEM 1.     Security of the Issuer.

This Schedule 13D (this "Schedule") relates to the common stock, par value $0.01 per share ("Common Stock"), of MiddleBrook Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). The Issuer' s principal executive office is located at 20425 Seneca Meadows Parkway, Germantown, Maryland 20876.

ITEM 2.      Identity and Background.

(a-c) This Schedule is being filed by the following beneficial owners of Common Stock: EGI-MBRK, L.L.C., a Delaware limited liability company ("EGI-MBRK"); EGI-Fund (08-10) Investors, L.L.C., a Delaware limited liability company ("Managing Member"); SZ Investments, L.L.C., a Delaware limited liability company ("SZI"); and Chai Trust Company, LLC, an Illinois limited liability company ("Chai Trust"). EGI-MBRK, Managing Member, SZI and Chai Trust are sometimes collectively referred to herein as the "Reporting Persons". The principal business of each Reporting Person is investments.

EGI-MBRK is a limited liability company, the managing member of which is Managing Member. Managing Member is a limited liability company, the managing member of which is SZI. The officers of each of EGI-MBRK, Managing Member and SZI are as follows:

Samuel Zell	President; President and Chairman of Equity Group Investments, L.L.C. ("EGI")
William C. Pate	Vice President; Chief Investment Officer of EGI
Philip Tinkler	Vice President; Chief Financial Officer, Chief Operating Officer and Treasurer of EGI

SZI is indirectly owned by various trusts established for the benefit of Samuel Zell and his family (the "Trusts"). The trustee of each of the Trusts is Chai Trust. The officers and managing directors of Chai Trust are as follows:

Donald J. Liebentritt	President and a Managing Director of Chai Trust; Senior Advisor to EGI; General Counsel of Tribune Company
Bert Cohen	Managing Director of Chai Trust. Mr. Cohen is also a semi-retired investor, whose residence is 5000-4A Estate Enighed, #65, St. John, VI 00830
Kellie Zell Harper	Managing Director of Chai Trust. Mrs. Zell also works as a homemaker
Leah Zell Wanger	Managing Director of Chai Trust. Ms. Wanger is a private investor whose business address is 227 West Monroe Street, Chicago, Illinois 60603
JoAnn Zell Gillis	Managing Director of Chai Trust. Mrs. Zell Gillis is a physician
Matthew Zell	Managing Director of Chai Trust and an employee of EGI
Robert M. Levin

Senior Trust Officer and a Managing Director of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602

James Bunegar	Vice President, Chief Financial Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President - Taxes of EGI

The business address of each Reporting Person, Samuel Zell, Donald Liebentritt, William Pate, Philip Tinkler, Kellie Zell Harper, JoAnn Zell Gillis, Matthew Zell and James Bunegar is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

(d) and (e) No Reporting Person nor any above-listed executive officer or director of a Reporting Person has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) All of the above-listed executive officers and directors of each Reporting Person are United States citizens.

ITEM 3.      Source and Amount of Funds or Other Consideration.

On July 1, 2008, EGI-MBRK and the Issuer entered into a Securities Purchase Agreement (the "2008 Purchase Agreement," which is filed as Exhibit 1 to this Schedule and incorporated by reference herein), pursuant to the terms of which EGI-MBRK agreed to purchase, for an aggregate purchase price of $99,999,999, (i) 30,303,030 newly-issued shares of Common Stock (the "Shares") and (ii) a warrant (the "2008 Warrant", a form of which is filed as Exhibit 2 to this Schedule and incorporated by reference herein) to purchase 12,121,212 shares of Common Stock (the "Warrant Shares") at an exercise price of $3.90 per share. On September 4, 2008, the Issuer obtained the requisite approval of its stockholders of the issuance of the Shares and the 2008 Warrant to EGI-MBRK and a related amendment to the Issuer's stock incentive plan and on September 4, 2008, EGI-MBRK and the Issuer closed the transactions contemplated by the terms of the 2008 Purchase Agreement.

All funds used in the acquisition by EGI-MBRK of the Shares and the 2008 Warrant were obtained from the working capital of EGI-MBRK.

If EGI-MBRK exercises the 2008 Warrant, it is anticipated that all funds required for the purchase price of the Warrant Shares will be obtained from the working capital of EGI-MBRK.

ITEM 4.     Purpose of the Transaction.

The acquisition of the Shares and the 2008 Warrant by EGI-MBRK has been effected solely for the purpose of investment in the Issuer and to provide working capital funds for the Issuer.

EGI-MBRK intends to continue to review its investment in Common Stock from time to time depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of shares of Common Stock and other general market and investment conditions, may determine to acquire through open market purchases or otherwise additional shares of Common Stock or may determine to sell through the open market or otherwise.

Except as described in this Schedule, none of the Reporting Persons has any present plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission; provided, that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

ITEM 5.      Interest in Securities of the Issuer.

(a) and (b) To the knowledge of the Reporting Persons, there were approximately 86,385,950 shares of Common Stock outstanding on September 4, 2008 after giving effect to the closing of the transactions contemplated by the 2008 Purchase Agreement, representing (i) 56,082,920 shares of Common Stock outstanding on September 4, 2008 immediately prior to closing of the transactions, based on information provided by the Issuer; and (ii) the 30,303,030 Shares issued under the 2008 Share Purchase Agreement. The Shares and the Warrant Shares (on an as-exercised basis), as beneficially owned by EGI-MBRK as of September 4, 2008, as to which each of EGI-MBRK, Managing Member, SZI and Chai Trust share voting and dispositive power, represent approximately 43.1% of the issued and outstanding shares of Common Stock (including the Warrant Shares on an as-exercised basis). No other person named in Item 2 beneficially owns any shares of Common Stock.

(c) Except as set forth above, during the last 60 days, no transactions in the Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the other persons set forth in Item 2.

(d) No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of, Common Stock owned by EGI-MBRK.

(e) Not applicable.

ITEM 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the transactions contemplated by the 2008 Purchase Agreement, the 2008 Warrant and the Registration Rights Agreement, on July 1, 2008 EGI-MBRK and the Issuer entered into voting agreements (the "Voting Agreements," a form of which is filed as Exhibit 4 to this Schedule and incorporated by reference herein) with entities affiliated with Deerfield Management, HealthCare Ventures and Rho Ventures (the "Large Stockholders"), which, as of July 1, 2008, as reported by the Company in its proxy statement dated July 29, 2008, collectively held approximately 37% of the outstanding Common Stock. Pursuant to the Voting Agreements, the Large Stockholders agreed to vote in favor of the issuance of the Shares and the 2008 Warrant to EGI-MBRK and the related amendment to the Issuer's stock incentive plan at the special meeting of stockholders held on September 4, 2008 and agreed to vote in favor of EGI-MBRK's designees to the Issuer's board of directors for so long as EGI-MBRK continues to hold at least 50% of the total number of Shares and Warrant Shares (on an as exercised basis) that it purchased pursuant to the 2008 Purchase Agreement. The Voting Agreements terminate on December 31, 2008.

Except for the matters described in this Schedule, no Reporting Person nor, to the best knowledge of any Reporting Person, any of the other persons listed in Item 2 hereto, has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

ITEM 7.     Exhibits.

1.

Securities Purchase Agreement, dated July 1, 2008, among the Issuer, EGI-MBRK, L.L.C. and EGI-Fund (08-10) Investors, L.L.C. (incorporated by reference to Exhibit 10.1 to Form 8-K filed by the issuer on July 8, 2008 (SEC File No. 000-50414 ))

2.	Form of Warrant (incorporated by reference to Exhibit 4.1 to Form 8-K filed by the issuer on July 8, 2008 (SEC File No. 000-50414))
3.

Registration Rights Agreement, dated July 1, 2008, between the Issuer and EGI-MBRK, L.L.C. (incorporated by reference to Exhibit 4.2 to Form 8-K filed by the issuer on July 8, 2008 (SEC File No. 000-50414 ))

4.	Form of Voting Agreement, dated July 1, 2008 (incorporated by reference to Exhibit 9.1 to Form 8-K filed by the issuer on July 8, 2008 (SEC File No. 000-50414))

SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: September 4 2008

EGI-MBRK, L.L.C.
EGI-FUND (08-10) INVESTORS, L.L.C.
SZ INVESTMENTS, L.L.C.

Each by: /s/ PHILIP G. TINKLER
-------------------------------------
Name: Philip G. Tinkler
Title: Vice President

CHAI TRUST COMPANY, LLC

By: /s/ JAMES G. BUNEGAR
-------------------------------------
Name: James G. Bunegar
Title: Vice President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

EXHIBIT INDEX

1.

Securities Purchase Agreement, dated July 1, 2008, among the Issuer, EGI-MBRK, L.L.C. and EGI-Fund (08-10) Investors, L.L.C. (incorporated by reference to Exhibit 10.1 to Form 8-K filed by the issuer on July 8, 2008 (SEC File No. 000-50414 ))

2.	Form of Warrant (incorporated by reference to Exhibit 4.1 to Form 8-K filed by the issuer on July 8, 2008 (SEC File No. 000-50414))
3.

Registration Rights Agreement, dated July 1, 2008, between the Issuer and EGI-MBRK, L.L.C. (incorporated by reference to Exhibit 4.2 to Form 8-K filed by the issuer on July 8, 2008 (SEC File No. 000-50414 ))

4.	Form of Voting Agreement, dated July 1, 2008 (incorporated by reference to Exhibit 9.1 to Form 8-K filed by the issuer on July 8, 2008 (SEC File No. 000-50414))